Exhibit 99
T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2011 RESULTS
Assets Under Management Reach $521 Billion
BALTIMORE (July 26, 2011) — T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its second quarter 2011 results, including net revenues of $713.7 million, net income of $204.7 million, and diluted earnings per common share of $.76, an increase of 29% from the $.59 per share in the comparable 2010 quarter. Net revenues were $577.4 million in the second quarter of 2010, and net income was $158.5 million.
Assets under management increased $11.0 billion from $509.9 billion at March 31, 2011, to a record $520.9 billion at June 30, 2011, including $305.6 billion in the T. Rowe Price mutual funds distributed in the United States and $215.3 billion in other managed investment portfolios. Net cash inflows in the second quarter of 2011 totaled $9.8 billion, and market appreciation and income added $1.2 billion to assets under management. Investment advisory revenues increased 24%, or $119.7 million, from the comparable 2010 quarter.
Results for the first half of 2011 include net revenues of nearly $1.4 billion, net income of $399.3 million, and diluted earnings per common share of $1.49, an increase of 27% from the $1.17 per share in the first half of 2010. Net cash inflows of $15.6 billion and market appreciation and income of $23.3 billion increased assets under management $38.9 billion, or 8%, from $482.0 billion at the end of 2010.
Financial and Other Highlights
Relative to the 2010 second quarter, investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the U.S. increased 22%, or $75.3 million, to $418.1 million. Average mutual fund assets under management in the second quarter of 2011 were $302.6 billion, an increase of 22% from the average for the comparable 2010 quarter. Mutual fund assets at June 30, 2011 were $305.6 billion, an increase of $5.4 billion from the end of March 2011, and up $23.0 billion from the end of 2010. The firm voluntarily waived money market fund fees of $8.3 million in the second quarter of 2011 in order to maintain a positive yield for fund investors, compared to fee waivers of $6.4 million in the comparable 2010 quarter. During the 2011 year-to-date period, the firm has waived $15.3 million in such fees, an increase of $2.1 million from the similar 2010 period.
Net inflows to the sponsored mutual funds were $4.6 billion during the second quarter of 2011, including $2.2 billion added to the stock and blended asset funds, $2.2 billion added to the bond funds, and $.2 billion added to the money market funds. The Institutional Floating Rate, New Income, Equity Income, International Stock, and U.S. Bond Index funds each received net inflows of more than $400 million for a total of $2.7 billion during the 2011 quarter. Market appreciation and income increased mutual fund assets under management by $800 million during the second quarter of 2011.
From a performance standpoint, 85% of the T. Rowe Price funds across their share classes outperformed their comparable Lipper averages on a total return basis for the three-year period ended June 30, 2011, 90% outperformed for the five-year period, 78% outperformed for the 10-year period, and 69% outperformed for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for nearly 77% of the firm’s rated funds’ assets under management.
Investment advisory revenues earned on the other investment portfolios that the firm manages increased $44.4 million, or 30%, from the second quarter of 2010, to $193.6 million. Average assets in these portfolios were $212.3 billion during the second quarter of 2011, an increase of $46.2 billion, or 28%, from the 2010 quarter. Ending assets at June 30, 2011 were $215.3 billion, up $5.6 billion from the end of March 2011. Net inflows, primarily from third-party financial intermediaries, were $5.2 billion for the second quarter of 2011. Market appreciation and income increased assets under management in these portfolios by $400 million. Investors domiciled outside the United States accounted for nearly 12% of the firm’s assets under management at June 30, 2011.
The target-date retirement investment portfolios continue to be a steady source of assets under management. During the second quarter of 2011, net inflows of $2.2 billion originated in these portfolios. Assets in the target-date retirement portfolios were $68.0 billion at June 30, 2011, accounting for 13% of the firm’s assets under management and nearly 21% of its mutual fund assets.

Operating expenses were $387.1 million in the second quarter of 2011, up $62.8 million from the 2010 quarter. Compensation and related costs increased $33.7 million, or 16%, from the comparable 2010 quarter, due primarily to an increase in the accrual for the firm’s annual variable compensation program, salaries, employee benefits and temporary staffing. At June 30, 2011, we employed 5,162 associates, up 2.2% from the 5,052 associates employed at the end of 2010.
Advertising and promotion expenditures were relatively flat compared to the second quarter of 2010. The firm currently expects that its advertising and promotion expenditures for the third quarter of 2011 will be comparable to the second quarter of this year, while spending for the full year 2011 could increase about 15% from 2010 levels. The firm varies its level of spending based on market conditions and investor demand as well as its efforts to expand its investor base in the United States and abroad.
Other operating expenses were up $23.1 million, or 48%, from the second quarter of 2010, including rising consulting and professional fees, travel expenses, and other costs to meet increased business demands. This change also includes an increase of $10.7 million in distribution expenses recognized on fees paid to financial intermediaries for sourcing assets into the Advisor and R classes of the T. Rowe Price funds, and is entirely offset by increases in administrative revenues from 12b-1 fees. This increase in distribution expenses includes $2.6 million based on greater fund assets under management and $8.1 million incurred in the second quarter of 2011 on R class shares for which the comparable 2010 quarterly expenses were netted against related 12b-1 revenues.
The second quarter of 2011 provision for income taxes as a percentage of pretax income is 38.4%. The firm currently estimates its effective tax rate for the year 2011 will be 38.2%.
T. Rowe Price remains debt-free with ample liquidity, including cash and mutual fund investment holdings of more than $1.8 billion. Based on current strategic projects and plans, the company’s capital expenditures for all of 2011 are estimated to be about $106 million. In the first half of 2011, the firm has expended $241 million to repurchase four million shares of its common stock. These cash expenditures are being funded from available liquid resources.
Management Commentary
James A.C. Kennedy, the company’s chief executive officer and president, commented: “We are proud that such a broad spectrum of our portfolios, including our asset allocation strategies, continue to deliver very attractive long-term returns. This solid track record, combined with our investment and industry expertise, has enabled us to provide sought-after investment solutions to institutional and individual investors alike, helping our clients achieve their financial goals.
“Despite choppy markets, strong net new client inflows across equity and fixed income portfolios helped to boost the firm’s assets under management at the end of the second quarter to a record high. Our quarterly net revenues, net income, and earnings also reached new highs. This second quarter financial performance was achieved during another volatile period in which bonds produced modest gains and equities were narrowly mixed. Through most of the quarter economic and geopolitical concerns weighed on the markets, including questions about the strength and sustainability of the economic recoveries around the world, especially given the debt challenges facing the European and U.S. governments.
Market Commentary
“Although the modestly paced global economic recovery appears to be continuing, global markets will likely remain volatile. Eurozone sovereign debt issues, global political turmoil, inflation in developing economies, continued weakness in the U.S. housing market, and high unemployment in many developed countries remain as headwinds. And while the current U.S. debt ceiling crisis will likely be resolved in the days ahead, the need for a strategy to put the federal budget on a sustainable longer-term path continues to weigh on market confidence. A stark contrast still persists between these lingering macro concerns and healthy corporate balance sheets. Companies are growing earnings, valuations are reasonable, and solid fundamentals should provide attractive investment opportunities. As a result we remain optimistic about the long-term outlook for equities. With interest rates expected to eventually trend higher we do anticipate more modest bond market returns than in the recent past.”
Closing Comment
In closing, Mr. Kennedy said: “The outlook for T. Rowe Price remains strong and we are very well positioned for the future. A healthy balance sheet and strong operating cash flows combine to give us the financial flexibility to weather challenging markets and to continue to invest in our capabilities. In addition, demand for our investment expertise remains high, and our 5,162 talented associates continue to add value for our clients around the globe. Given the ebbs and flows of the markets, we believe investors will continue to be well served over the long term by our disciplined investment approach.”
Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2011 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm’s unaudited financial results at June 30, 2011.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm’s 2010 Form 10-K report.
Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per-share amounts)

	Three months ended		Six months ended
	6/30/2010	6/30/2011	6/30/2010	6/30/2011
Revenues
Investment advisory fees	$492.0	$611.7	$963.8	$1,200.5
Administrative fees	84.7	101.4	168.3	194.5
Investment income of savings bank subsidiary	1.6	1.4	3.3	2.7

Total revenues	578.3	714.5	1,135.4	1,397.7
Interest expense on savings bank deposits	0.9	0.8	1.8	1.6

Net revenues	577.4	713.7	1,133.6	1,396.1

Operating expenses
Compensation and related costs	215.1	248.8	422.8	491.7
Advertising and promotion	20.1	20.6	43.6	46.0
Depreciation and amortization of property and equipment	15.5	17.9	30.9	34.5
Occupancy and facility costs	25.8	28.9	51.5	56.6
Other operating expenses	47.8	70.9	93.0	129.2

Total operating expenses	324.3	387.1	641.8	758.0

Net operating income	253.1	326.6	491.8	638.1
Non-operating investment income	3.9	5.6	9.2	9.5

Income before income taxes	257.0	332.2	501.0	647.6
Provision for income taxes	98.5	127.5	189.5	248.3

Net income	$158.5	$204.7	$311.5	$399.3

Net income allocated to common stockholders

Net income	$158.5	$204.7	$311.5	$399.3
Less: net income allocated to outstanding restricted stock and stock unit holders	(0.7)	(0.9)	(1.3)	(1.7)

Net income allocated to common stockholders	$157.8	$203.8	$310.2	$397.6

Earnings per share on common stock
Basic	$.61	$.79	$1.20	$1.54

Diluted	$.59	$.76	$1.17	$1.49

Dividends declared per share	$.27	$.31	$.54	$.62

Weighted average common shares
Outstanding	258.2	258.0	258.2	258.3

Outstanding assuming dilution	265.7	266.7	266.0	267.6

	Three months ended		Six months ended
	6/30/2010	6/30/2011	6/30/2010	6/30/2011
Investment Advisory Revenues (in millions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$275.1	$341.2	$537.9	$668.2
Bond and money market	67.7	76.9	130.3	150.4

	342.8	418.1	668.2	818.6
Other portfolios
Stock and blended asset	121.4	160.8	241.7	315.6
Bond, money market and stable value	27.8	32.8	53.9	66.3

	149.2	193.6	295.6	381.9

Total	$492.0	$611.7	$963.8	$1,200.5

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$182.6	$228.0	$179.1	$224.4
Bond and money market	64.8	74.6	63.3	72.9

	247.4	302.6	242.4	297.3
Other portfolios
Stock and blended asset	122.2	157.8	120.0	156.2
Bond, money market and stable value	43.9	54.5	42.8	53.2

	166.1	212.3	162.8	209.4

Total	$413.5	$514.9	$405.2	$506.7

Assets Under Management (in billions)	12/31/2010	6/30/2011
Sponsored mutual funds in the U.S.
Stock and blended asset	$212.4	$229.5
Bond and money market	70.2	76.1

	282.6	305.6
Other portfolios
Stock and blended asset	148.2	159.1
Bond, money market and stable value	51.2	56.2

	199.4	215.3

Total	$482.0	$520.9

Stock and blended asset portfolios	$360.6	$388.6
Fixed income portfolios	121.4	132.3

Total	$482.0	$520.9

	Six months ended
	6/30/2010	6/30/2011
Condensed Consolidated Cash Flows Information (in millions)
Cash provided by operating activities, including $46.4 of stock-based compensation in 2011	$452.2	$610.5
Cash used in investing activities, including ($33.0) for additions to property and equipment in 2011	(223.0)	(66.4)
Cash used in financing activities, including common stock repurchases of ($235.3) and dividends paid of ($160.7) in 2011	(237.4)	(334.5)

Net change in cash during the period	$(8.2)	$209.6

	12/31/2010	6/30/2011
Condensed Consolidated Balance Sheet Information (in millions)
Cash and cash equivalents	$813.1	$1,022.7
Investments in sponsored mutual funds	747.9	800.2
Other investments	209.7	216.1
Property and equipment	560.3	555.7
Goodwill	665.7	665.7
Accounts receivable and other assets	645.3	622.0

Total assets	3,642.0	3,882.4
Total liabilities	345.5	469.6

Stockholders’ equity, 256.5 common shares outstanding in 2011, including net unrealized holding gains of $153.0 in 2011	$3,296.5	$3,412.8